August 21, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Kate Beukenkamp

Dean Suehiro

Claire DeLabar

Re:	Twitter, Inc.

Draft Registration Statement on Form S-1

Submitted July 12, 2013

CIK No. 0001418091

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 8, 2013, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 12, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on July 12, 2013), all page references herein correspond to the page of the revised draft of the Registration Statement.

Securities and Exchange Commission

August 21, 2013

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

2.	Please provide us with copies of any additional artwork you intend to include on the inside front and/or inside back cover pages of the prospectus.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once the Company’s proposed artwork is available, it will revise the Registration Statement to include such artwork. The Company acknowledges that the Staff may have comments on such artwork.

3.	We note reference to third party information throughout the prospectus, including, but not limited to, references to information from Nielsen. Please provide us with marked copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit to your first public filing.

In response to the Staff’s comment, pursuant to Rule 418 of the Securities Act (“Rule 418”), the Company is supplementally providing to the Staff under separate cover the materials that support third-party statements in the prospectus. To expedite the Staff’s review, the Company has marked the materials so that the Staff can easily locate and review the relevant data.

The Company respectfully advises the Staff that no reports were commissioned for use in connection with the Registration Statement. However, there are two surveys conducted by The Nielsen Company referenced in the Registration Statement, and the Company commissioned one of these surveys. The other survey was conducted by The Nielsen Company in cooperation with the Company based upon data provided by the Company to The Nielsen Company. The Company respectfully advises the Staff that, either at the time of the initial public filing of the Registration Statement or with a subsequent amendment, it will file as an exhibit to the Registration Statement the consent from The Nielsen Company to include references to its survey data in the Registration Statement.

Securities and Exchange Commission

August 21, 2013

4.	Please provide us with objective support for your assertions in your Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements that “[t]he value we create for our users is enhanced by our…advertisers,” and that you generate “a virtuous cycle of value creation.” To the extent that you do not have independent support for these statements, please disclose the bases for these as your beliefs.

In response to the Staff’s comment, pursuant to Rule 418 the Company is supplementally providing the Staff under separate cover with publicly-available third-party reports and articles supporting statements in its Prospectus Summary and Business sections regarding market conditions and its services. The Company has marked these reports and articles and cross-referenced the statements with the underlying support. None of these reports or articles was commissioned by the Company.

In addition, the Company is supplementally providing the Staff under separate cover with three publicly-available third-party reports describing the evolution of content creation, distribution and discovery on the Internet. The Company has marked these reports to highlight information supporting its description of “The Evolution of Content Creation, Distribution and Discovery” in its Prospectus Summary and Business sections.

In addition, the Company is supplementally providing the Staff under separate cover with examples to illustrate how “[t]he value we create for our users is enhanced by our … advertisers” and how network effects on Twitter drive a “virtuous cycle of value creation.”

Prospectus Summary, page 1

5.	We note your statement that you “have experienced significant improvements in [your] operating results in recent periods.” Please revise this disclosure to address the fact that your net loss in the first quarter of 2013 was larger than the same period in 2012 and the two quarters immediately preceding it.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 to clarify that it has experienced rapid growth in its revenue, rather than significant improvements in its operating results, in recent periods.

Our Value Proposition to Users and Our Value Proposition to Platform Partners, pages 4 and 5

6.	Please revise to make it clear that users and platform partners are not direct sources of revenue.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 57 and 89 to address the Staff’s comment.

Securities and Exchange Commission

August 21, 2013

Our Value Proposition to Data Partners, page 6

7.	Please revise to provide an illustration of how data partners use this data “to generate and monetize data analytics.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 6 and 100 to address the Staff’s comment.

Non-GAAP Financial Measures, page 12

8.	Please revise to explain why each of your non-GAAP measures is useful to investors. Your current disclosures are general and do not adequately articulate the information required for each individual measure.

The Company respectfully advises the Staff that it has revised the disclosure on pages 13 and 14 to address the Staff’s comment.

Risk Factors, page 15

Risk Related to Our Business and Our Industry, page 15

If we are unable to complete effectively for users and advertiser spend…, page 17

9.	We note that following Facebook’s acquisition of Instagram, Instagram disabled photo integration with Twitter. Please describe the consequences of Facebook’s decision in terms of your service and the user experience. In addition, identify any other material third-party integration that you believe is at risk for similar elimination and the potential consequences.

The Company respectfully advises the Staff that it has revised the disclosure on page 19 to address the Staff’s comment. The Company supplementally advises the Staff that it is not aware of any other material third-party integration that it believes is at risk for similar elimination. The Company believes that any such similar elimination could adversely impact its business and has revised the disclosure on page 19 to describe this risk.

If we fail to expand effectively in international markets, our revenue and our…, page 21

10.	Please revise your disclosure to expand your discussion of how “competition, advertiser demand, differences in the digital advertising market and digital advertising conventions, and differences in the way that users in different countries access or utilize your products and services” may impair your ability to monetize your products and services internationally. This discussion should address specific international markets.

The Company respectfully advises the Staff that it has revised the disclosure on page 21 to address the Staff’s comment.

Securities and Exchange Commission

August 21, 2013

We have incurred significant operating losses in the past…, page 22

11.	Please highlight the anticipated effect your stock compensation expense from your RSUs is expected to have on your ability to achieve profitability for 2013 and 2014.

The Company respectfully advises the Staff that it has revised the disclosure on page 23 to address the Staff’s comment.

Action by governments to restrict access to our products and services or…, page 25

12.	Please revise your disclosure to explain what it means that Twitter is “not directly accessible” in China.

The Company respectfully advises the Staff that it has revised the disclosure on page 26 to address the Staff’s comment.

Our intellectual property rights are valuable, and any inability to protect them…, page 31

13.	Clarify how you protect against unauthorized use of your trademark by third parties (e.g., on a website that contains illegal content).

The Company respectfully advises the Staff that it has revised the disclosure on page 32 to address the Staff’s comment.

14.	Please tell us what intellectual property is subject to the limitations imposed by your Innovator’s Patent Agreement. In addition, describe the rights and obligations of the parties to this agreement and illustrate for us how this agreement operates to limit your ability to prevent infringement and your ability to sell or license your patents to third parties by discussing potential fact patterns. Finally, submit the agreement as part of your response.

The Company supplementally advises the Staff that the Innovator’s Patent Agreement (the “IPA”) provides for the assignment of all rights and interests in patent applications and patents by the Company’s employees to the Company, subject to the limitations contained in the IPA. The IPA applies to all current and future patent applications and patents developed by the Company’s employees on behalf of the Company. Under the terms of the IPA, the Company has agreed to assert patent rights for defensive purposes only, unless it obtains the permission of the inventor for another use. An assertion of claims of the patents subject to the IPA is considered for a defensive purpose if the claims are asserted: (i) against an entity that has filed, maintained, threatened or voluntarily participated in a patent infringement lawsuit against the Company or any of its users, affiliates, customers, suppliers or distributors; (ii) against an entity that has filed, maintained or voluntarily participated in a patent infringement lawsuit against another in the past ten years, so long as the entity has not instituted the patent infringement lawsuit defensively in response to a patent litigation threat against the entity; or (iii) otherwise to deter a patent litigation threat against the Company or its users, affiliates, customers, suppliers or distributors.

Securities and Exchange Commission

August 21, 2013

The Company supplementally advises the Staff that the IPA may limit the Company’s ability to prevent infringement of its patents because the Company does not have the ability to assert its rights under the patent in an offensive action against a third party without the prior consent of the inventor of the patent.

The Company supplementally advises the Staff that the IPA permits the Company to freely sell or license patents to third parties. However, any patent sold or licensed to a third party remains subject to the terms of the IPA, including the requirement that the patent may only be asserted for defensive purposes (as summarized above and in the Registration Statement) unless the prior consent of the inventor is obtained. Since any third party acquirer or licensee could not purchase or license the right to use a patent offensively from the Company, the value of any such patent to the third party may be greatly reduced. Accordingly, third parties may be unwilling to purchase or license any of the Company’s patents or may only be willing to do so at a greatly reduced price.

In response to the Staff’s comment the Company is supplementally providing to the Staff under separate cover a copy of the IPA pursuant to Rule 418.

We rely in part on application marketplaces and Internet search engines to…, page 36

15.	Please tell us whether your business and operating results have or may be affected by the Apple App store no longer accepting new apps or app updates that access a device’s unique identifier.

The Company respectfully advises the Staff that none of its advertising services uses a device’s unique identifier. Accordingly, the Company’s business and operating results have not been affected by the Apple App store no longer accepting apps or app updates that access a device’s unique identifier. In addition, the Company does not believe that this change will have an impact on any of its advertising services.

Industry Data and Company Metrics, page 47

16.	Please explain to us how you estimated the amount of timeline views on your mobile applications for the three months ended March 31, 2012.

The Company respectfully advises the Staff that the Company estimated timeline views on its mobile applications for the three months ended March 31, 2012 by reference to growth in active users for the same period. More specifically, the Company believes that timeline views are directly correlated to active users, since timelines are requested by active users. The Company utilized growth in active users on mobile devices for the three month period ended March 31, 2012 to estimate growth in mobile timeline views during the period. The Company determined the growth rate for active users on mobile devices for the three month period by reviewing active user growth on three of its largest owned and operated mobile applications: Twitter for iPhone, Twitter for Android and the Company’s mobile web site.

Securities and Exchange Commission

August 21, 2013

17.	Please provide us with the number of false and spam accounts for each of the relevant periods for which metrics are presented. In addition, explain to us how you calculated those numbers.

The Company respectfully advises the Staff that all false and spam accounts that have been identified as of March 31, 2013 were not included in the metrics for the three months ended March 31, 2013 and for all prior periods presented. In addition, all false and spam accounts that have been identified as of June 30, 2013 were not included in the metrics for the three months ended June 30, 2013.

18.	We note that your “data regarding user geographic location is based on the IP address associated with the account when a user initially registered the account on Twitter” and that the “IP address may not always accurately reflect a user’s actual location at the time of engagement on your platform.” Please tell us why your location data is limited in this manner and describe the extent to which it affects your metrics.

The Company respectfully advises the Staff that it determines a user’s geographic location based on the user’s IP address at the time the user initially registered the account because this is the most accurate and complete information that the Company has regarding the geographic location of its users. The Company supplementally advises the Staff that it does track information regarding a user’s actual location at the time of engagement on its platform, but not necessarily in real time for all active users. For example, the Company does not have real-time location data for users that access Twitter through certain third-party applications. Therefore, because of these factors, the Company believes a user’s geographic location based on the user’s IP address at the time the user initially registered the account is the appropriate methodology for disclosure in the Registration Statement.

19.	Please quantify the extent that mobile applications automatically contacting your servers impacts your user metrics.

The Company respectfully advises the Staff that it has revised the disclosure on page 48 to address the Staff’s comment.

Management’s Discussion and Analysis…, page 56

Overview, page 56

20.	Please expand the discussion of global scale on page 56 to clarify that your products and services are currently not available in China and that other countries have intermittently restricted access to Twitter. In addition, tell us whether the intermittent restricted access has had a material impact on your operations.

The Company respectfully advises the Staff that it has revised the disclosure on pages 61 and 62 to address the Staff’s comment. In addition, the Company supplementally advises the Staff that restricted access to the Company’s products and services in these countries has not had a material impact on the Company’s historical operating results, as the Company has not focused its business operations or sales and marketing efforts on such countries to date. However, restrictions or limitations on access to the Company’s products and services may adversely impact the Company’s ability to increase the size of its user base and generate additional revenue as the Company seeks further international growth.

Securities and Exchange Commission

August 21, 2013

21.	We note that over 60% of your advertising revenue was generated from mobile devices and 70% of your MAUs are from mobile devices. We also note that Promoted Trends and Promoted Accounts receive less prominence in your mobile applications. Please expand to separately discuss trends for the online and mobile platforms. This discussion should address trends in number of users, engagement and monetization, and auction rates paid by advertisers.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 62, 63 and 89 to address the Staff’s comment. The Company further advises the Staff that it does not separately track whether the Company’s monthly active users (“MAUs”) have only used Twitter online or on a mobile device. However, as noted in the Registration Statement, in the three months ended June 30, 2013, over 65% of advertising revenue was generated from mobile devices.

In addition, the Company supplementally advises the Staff that advertisers assign one maximum bid per advertising campaign, whether they want to target the ads to mobile users, desktop users, users based on other targeting criteria or a combination thereof. As disclosed in the Registration Statement, ads do not vary between the Company’s online and mobile platforms. For example, Promoted Tweets appear within a user’s timeline just like an ordinary Tweet, regardless of device, whether it be desktop or mobile. However, as noted in the Registration Statement, Promoted Trends, which are priced on a fixed-fee-per-day basis, and Promoted Accounts, which are priced on a pay-for-performance basis, receive less prominence in the Company’s mobile applications.

Every time a Promoted Tweet or Promoted Account is served on Twitter, there is an automated execution of an auction depending on several parameters, resulting in our advertising system often processing billions of auctions per day. The auction rates paid by advertisers is a byproduct of numerous factors, including, but not limited to: targeting criteria, geographic location of the user, device, predicted engagement of the user and the maximum bid by the advertiser. Given the complexity involved in how these variables ultimately determine the auction rates paid by advertisers, the auction rates paid for our mobile applications may vary significantly from those on the Company’s desktop applications for the same ad. Since many advertising campaigns run simultaneously on mobile and desktop applications, the Company’s management focuses on the average cost per ad engagement for its advertisers’ overall campaigns across the Twitter platform. However, the Company’s management does track differences in monetization, as measured by advertising revenue per timeline view, between its mobile applications and desktop applications. The Company advises the Staff that advertising revenue per timeline view on mobile applications is lower than its advertising revenue per timeline view on desktop applications, and has included disclosure in the Registration Statement reflecting this difference.

22.	We note that your advertisers may also choose to reach users through your free products and services instead of Promoted Products. Please expand MD&A to discuss trends related to the proportion of Twitter advertisers using Promoted Products compared to those using free channels.

The Company respectfully advises the Staff that it does not currently track non-paid advertising through user accounts and is not able to measure the proportion of Twitter advertisers that use Twitter for free (like any other user) to advertise their products and services compared to advertisers using the Company’s Promoted Products. The Company respectfully advises the Staff that it previously included

Securities and Exchange Commission

August 21, 2013

disclosure on page 16 addressing the risk that advertisers may choose to advertise for free on Twitter instead of purchasing the Company’s Promoted Products, and has revised the disclosure on page 63 to clarify that advertisers may choose to advertise for free on Twitter through their user accounts.

23.	Please expand your discussion of your international operations and results to discuss in more detail the specific challenges you are encountering in your international markets in monetizing your products and services and your plans to meet those challenges. Provide a balanced view of the underlying dynamics of the material factors affecting your international expansion including:

•

Disclose your revenue per MAU outside the United States by geographic regions, compared to your domestic market. We note that you had 47.7 million average MAUs in the United States and 156.5 million average MAUs in the rest of the word for the three months ended March 31, 2013.

•	Please identify the “certain international markets” in which you expect your user growth rate “to continue to be higher” than your user growth rate in the United States, as referenced on page 60.

•	Please disclose the operations in the countries and regions “on which [you] have focused [y]our spending,” noted on page 21.

•

Please expand your discussion to explain in greater detail any significant differences in markets, by geographic region, in which you rely on resellers as compared to markets primarily using direct sales.

The Company respectfully advises the Staff that it has revised the disclosure on pages 15, 58, 60, 61, 63 and 64 to address the Staff’s comment. The Company supplementally advises the Staff that, as part of its response to the Staff’s comment, it has included information regarding advertising revenue per timeline view in the United States and advertising revenue per timeline view in the rest of the world rather than information on advertising revenue per MAU, and has removed references to advertising revenue per user from the Registration Statement. The Company believes that advertising revenue per timeline view provides the most relevant information to investors, as the Company’s monetization metric is based on advertising revenue per timeline view rather than advertising revenue per MAU.

The Company further supplementally advises the Staff that the Company uses outside sales agents, which it refers to as resellers, in certain international markets where it has not invested to build out a local marketing and sales support workforce. The Company’s decision to sell its Promoted Products through resellers in these markets is driven by the Company’s strategy for investing resources to support growth in international markets rather than differences in the local markets where the Company relies on resellers.

Securities and Exchange Commission

August 21, 2013

Key Metrics, page 58

24.	We note your international revenue is determined “based on the billing location of your advertisers.” Tell us whether you are able to determine user location at the time of revenue recognition rather than using the billing location of the advertiser and the reasons that you find use of the billing location more relevant to investors.

The Company respectfully advises the Staff that the Company has historically always tracked advertising revenue based on the billing location of the advertisers, and that it has also tracked information regarding a user’s location based upon the user’s IP address at the time of revenue recognition to the extent possible. However, a user’s location based upon IP address is not necessarily available to the Company in real time for all users. Further, as noted in the Company’s response to Comment #18, the Company does not have real-time location data for users that access Twitter through certain third-party applications.

The Company respectfully advises the Staff that, for the reasons noted above and those discussed in this paragraph, it believes that the presentation of revenue by advertiser billing location is more relevant information for investors. Although user traffic increases the value of the Company’s platform, the Company generates revenue from advertisers rather than from users. During the six months ended June 30, 2013, approximately 25% of the Company’s total revenue was derived from advertisers with billing locations outside of the United States. However, during that same period approximately 77% of the Company’s MAUs were located outside of the United States. The Company believes that advertisers outside of the United States represent a substantial growth opportunity and plans to invest to increase its advertising revenue from international advertisers. Accordingly, the advertiser billing location provides investors with better insight into the Company’s geographic opportunity for revenue growth and its plans for future investment to continue to drive international revenue growth.

25.	Please tell us whether you gather the following data for yourself or others and, if so, how you use it:

•	The number of deactivated and inactive accounts;

•	The number of individuals with multiple accounts;

•	The number of followers your users have or the number of accounts a user follows; and

•	The number of user “click throughs.”

The Company supplementally advises the Staff that the Company gathers data on the number of registered accounts, the number of deactivated accounts, the number of followers its users have and the number of accounts its users follow and, on its owned and operated properties, the number of user clicks. The Company does not track and is not capable of tracking the number of individuals with multiple accounts.

The Company supplementally advises the Staff that the Company’s management focuses on active accounts, as measured by MAUs, to measure the size of, and monitor trends in, its user base. The Company’s management tracks a number of metrics regarding the Company’s user base, including, among other things, total registered accounts, MAUs and deactivated accounts, but does not focus on the number of registered accounts or deactivated accounts as important indicators of trends in its user base for a number of reasons, including that users on Twitter are permitted to have multiple accounts, and may choose to use Twitter through one or more accounts, may deactivate certain accounts while opening others and may choose to actively use certain accounts while allowing others to become inactive. As such, the Company’s management uses MAUs as the primary measure of the size of, and trends in, its active user base, and the Company has presented MAUs in the Registration Statement.

Securities and Exchange Commission

August 21, 2013

The Company supplementally advises the Staff that it tracks the number of followers its users have and the number of accounts a user follows to facilitate the delivery of Tweets from a user to its followers. This data is publicly available for all accounts.

The Company supplementally advises the Staff that it tracks user clicks within its owned and operated products, and uses this click information to understand feature performance and user satisfaction with content, build a user’s Interest Graph and record the recognition of revenue. Although the Company collects a variety of user click information, the Company’s management does not monitor click information across its platform generally or for the purpose of tracking and measuring user engagement. Instead, the Company’s management focuses on timeline views as the primary measure of user engagement because of the nature of the Twitter platform. On Twitter, all users must view a timeline in order to have access to Tweets, and once a user views a timeline the user is able to read Tweets in their timeline and obtain value from the Tweets without ever clicking on them. By analyzing the frequency with which users access their timelines, the Company’s management assesses engagement. As such, the Company’s management uses timeline views as the primary measure of engagement on its platform, and the Company has presented timeline views as its engagement metric in the Registration Statement.

Monthly Active Users (MAUs), page 58

26.	We note that you compare average MAUs for the fourth quarter of each respective year when discussing annual results of operations. Please explain to us why you chose to use that method and contrast it with using an annual average.

The Company respectfully advises the Staff that it has decided to use average MAUs for the fourth quarter of each respective year (and the last quarter of each interim period) when discussing comparisons of results of operations because the Company believes that such calculation methodology is the most helpful to investors.

The Company believes that increases in average MAUs is an important driver of growth of the Company’s revenue. Showing the growth in average MAUs during the last three months of a period compared to the last three months of a subsequent period demonstrates the change in the size of the Company’s user base over the full period.

In addition, average MAUs also serves as the denominator for timeline views per MAU, which is an important indicator of user engagement. By using average MAUs during the last three months of a period as the denominator for such calculations, the Company believes that this reflects a more accurate (and conservative) calculation of these performance indicators, particularly during periods of rapid growth in MAUs.

The Company supplementally advises the Staff that it would be relatively simple for investors to calculate average MAUs over a full year (or any interim period) based on the average MAUs for each of the four quarters in an annual period (or the average MAUs of any quarters included in an interim period) if they chose to do so. The Company has disclosed data regarding MAUs for each quarterly period starting from March 31, 2010.

Securities and Exchange Commission

August 21, 2013

Timeline Views, page 59

27.	Please revise to separately present Timeline Views, Timeline Views per MAU, and Advertising Revenue Per (1,000) Timeline Views for Worldwide, United States, and International. To the extent that user or monetization trends within certain international markets are obscured by presenting a single “International” category, address those trends separately.

The Company respectfully advises the Staff that it has revised the disclosure on page 61 to address the Staff’s comment. Further, the Company supplementally advises the Staff that it launched Promoted Products in selected international markets in the third quarter of 2011, and that the Company is still in the early stages of monetization outside of the United States. In the largest international markets in which the Company has launched its Promoted Products, there are no clear monetization trends, as measured by advertising revenue per timeline view, which have developed in any such markets, as monetization generally varies from period to period in each such market. However, an overall trend in monetization outside of the United States has developed, and the Company has reflected this trend in the disclosure of international advertising revenue per timeline view that is included in the Registration Statement.

Factors Affecting Our Future Performance, page 60

User Growth, page 60

28.	Please revise to explain your use of the word “penetration.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 15 and 61 to address the Staff’s comment.

29.	Please revise to discuss in more detail the specific challenges you may face with user growth rates and revenue growth and your plans to meet those challenges. Disclose how you plan to increase levels of user engagement and monetize that engagement.

The Company respectfully advises the Staff that it has revised the disclosure on page 62 to address the Staff’s comment.

30.	Please revise to explain how you will address the competitive challenges that continue to occur such as industry consolidation.

The Company acknowledges the Staff’s comment and has included additional disclosure on page 62 to identify competition as one of the factors that may impact user growth, engagement and monetization. The Company respectfully advises the Staff that it has not focused on any specific competitive threats, and instead has sought to improve its products and services to enable it to compete effectively. The Company believes that it competes most effectively by providing an exceptional experience to its users and by providing advertisers with access to the Company’s large user base and enabling them to target their ads to the right audience. In the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Future Performance” and “Business—Growth Strategy,” the Company has explained the initiatives that it plans to undertake to increase the size of its user base and improve user engagement and monetization, and these are also the primary ways in which the Company intends to address competition. The Company has not included a separate discussion of competition in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Future

Securities and Exchange Commission

August 21, 2013

Performance” because it believes that the disclosure would be substantially repetitive of other portions of such section. The Company has included a substantive discussion regarding competition in the sections titled “Risk Factors—If we are unable to compete effectively for users and advertiser spend, our business and operating results could be harmed” and “Business—Competition.”

Engagement, page 60

31.	Clarify your use of the word “engagement” in the various contexts in which you reference it. We note that it appears to be used to describe timeline views by users and the interaction between users and advertisements.

The Company respectfully advises the Staff that it has revised the disclosure throughout the Registration Statement to address the Staff’s comment.

Monetization, page 60

32.	Please revise to explain in greater detail how your algorithms may optimize “user experience,” and impact the “value [you] deliver to advertisers.”

The Company respectfully advises the Staff that it has revised the disclosure on page 62 to address the Staff’s comment.

33.	We note that you report a “significant decrease in the cost per ad engagement” in the quarter ending March 31, 2013 as compared to the same period in the prior year. Please revise your disclosure to discuss the underlying reasons that led to this cost decrease.

The Company respectfully advises the Staff that it has revised the disclosure on page 63 to address the Staff’s comment.

Investment in Infrastructure, page 61

34.	Please expand your disclosure to describe with greater specificity what constitutes your infrastructure and planned infrastructure needs. This may include hardware, software, employees, and other materials or resources such as data center costs or server capacity.

The Company respectfully advises the Staff that it has revised the disclosure on page 64 to address the Staff’s comment.

Securities and Exchange Commission

August 21, 2013

Seasonality, page 61

35.	Please expand the discussion to quantify the impact of seasonality on both price per advertisement and the volume of advertisement products sold. See Item 303(a)(3) of Regulation S-K for guidance. Please revise the discussion of quarterly trends on page 73 accordingly.

The Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 76 to address the Staff’s comment. The Company supplementally advises the Staff that it is not able to quantify the impact of seasonality during periods prior to 2012 because the Company did not collect timeline view information for these periods. In addition, as noted in the Company’s response to Comment #38, the Company is not able to provide information related to price changes for periods prior to 2012 because the Company’s current records do not contain complete ad engagement and price information for 2010 and 2011.

36.	Please consider integrating an analysis of the number of advertisers that utilize your services during the periods in your analysis of seasonality.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has considered integrating an analysis of the number of advertisers that utilize its services during the periods presented in its analysis of seasonality, but has determined that such discussion would not be meaningful and would be misleading to investors. The Company believes that the metric which best demonstrates seasonality and its impact on revenue is advertising revenue per timeline view, and has revised the disclosure on page 65 to include this metric.

The Company has reviewed the size of its advertiser base in the periods presented, and has determined that the number of advertisers did not decline in periods where it would have expected a seasonal decline. As such, the Company believes that the inclusion of such disclosure would not be meaningful and would be misleading in a discussion of seasonality.

Cost of Revenue and Operating Expenses, page 63

Research and Development, page 63

37.	Please expand the discussion to explain the fluctuations and discuss any material trends in R&D spending.

The Company respectfully advises the Staff that it believes that it has disclosed all material trends in research and development expenses for the periods presented. The Company supplementally advises the Staff that, as disclosed in the Registration Statement, the Company has experienced a consistent quarter over quarter growth in research and development expenses except during the three months ended December 31, 2011 as compared to the three months ended September 30, 2011 and during the three months ended March 31, 2012 as compared to the three months ended December 31, 2011. During the three months ended December 31, 2011, research and development expense decreased on a sequential basis as a result of a significant increase in stock-based compensation expense for the three months ended September 30, 2011 associated with a tender offer transaction which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” During the three months ended March 31, 2012, research and development expense decreased on a sequential basis as a result of a stock-based compensation expense incurred in connection with modifications to equity awards recorded in the three months ended December 31, 2011.

Securities and Exchange Commission

August 21, 2013

Results of Operations, page 65

Revenue

38.	We note that your discussion of revenues is limited to percentage changes in certain metrics. For all periods presented, please expand the discussion to include an analysis of changes in the various types of revenues from period to period based on changes in price and changes in volume. See Item 303(a)(3) of Regulation S-K for guidance.

The Company respectfully advises the Staff that it has revised the disclosure on pages 69 and 70 to expand the discussion of the change in revenue for the six months ended June 30, 2012 compared to the six months ended June 30, 2013 to include disclosure of the changes in price, as reflected by average cost per ad engagement, and changes in volume, as reflected by ad engagements per timeline view. The Company supplementally advises the Staff that the Company’s current records do not contain complete ad engagement and price information for 2010 and 2011. The Company supplementally advises the Staff that the Company cannot present an analysis of changes in volume in prior periods because the Company did not begin to track timeline views until the beginning of 2012.

39.	Please explain to us why you do not include any monetization analysis (e.g., timeline view metrics) when comparing revenues for the annual periods.

The Company respectfully advises the Staff that it has not included timeline views or timeline views per MAU in its comparison of revenue for the annual periods because the Company did not begin to track timeline views on all of its mobile applications until the beginning of 2012.

As such, the Company is only able to present a comparison of timeline views and timeline views per MAU for the comparison of revenue for the six months ended June 30, 2012 and 2013.

In addition, as noted in response to Comment #38, the Company is not able to provide information related to price changes for 2012 compared to 2011 or 2011 compared to 2010 because the Company’s current records do not contain complete ad engagement and price information for 2010 and 2011.

Valuation of Our Common Stock, page 80

40.	We note that the weighted-average transaction price was determined by the price of your common stock in the secondary market for the period March 15, 2012 to October 15, 2012 and the price of such stock ranged between $15.50 and $25.50. Please provide us with the size and amount of the equity sold, the relationship of the parties involved, the timing compared to the valuation date and the nature of the information that buyers received about the company.

The Company respectfully advises the Staff that during the period from March 16, 2012 to October 15, 2012 an aggregate of 11,015,069 shares of the Company’s common stock were sold for an aggregate of $202,644,939 in a total of 62 secondary market transactions.

The Company respectfully advises the Staff that a majority of these secondary market transactions were sales to certain third parties to which the Company assigned its right of first refusal. The remaining sales were to certain unaffiliated third parties. In certain of the transactions where the

Securities and Exchange Commission

August 21, 2013

Company assigned its right of first refusal, the assignee purchaser had access to detailed financial information and other operational metrics regarding the Company at the time of the transaction pursuant to the terms of the Company’s Amended and Restated Investors’ Rights Agreement (such purchasers, the “Informed Purchasers”). The Company did not provide similar information to certain of the other assignees of the Company’s right of first refusal or to the unaffiliated third party purchasers that purchased shares of the Company’s common stock in secondary market transactions during the period, and such other purchasers received only summary financial information or no financial information regarding the Company (such purchasers, the “Other Purchasers”). These observable transactions represent the best available evidence of fair value and these transaction prices have been weighted based on the size of such transactions to determine the weighted average transaction price of $18.40 per share.

The table below describes the secondary market transactions during this period on a monthly basis, including the total number of shares sold to Informed Purchasers, the aggregate purchase price paid by the Informed Purchasers, the average purchase price paid by the Informed Purchasers, the total number of shares sold to Other Purchasers, the aggregate purchase price paid by the Other Purchasers and the average purchase price paid by the Other Purchasers.

Period	Number of Shares Sold to Informed Purchasers	Aggregate Purchase Price Paid by Informed Purchasers	Average Purchase Price Paid by Informed Purchasers	Number of Shares Sold to Other Purchasers	Aggregate Purchase Price Paid by Other Purchasers	Average Purchase Price Paid by Other Purchasers
March 16, 2012 - March 31, 2012	—	n/a	n/a	—	n/a	n/a
April 2012	1,652,488	$29,584,784	$17.90	910,714	$15,987,495	$17.55
May 2012	4,432,772	$79,400,266	$17.91	516,411	$9,673,355	$18.73
June 2012	51,324	$910,032	$17.73	375,000	$7,180,000	$19.15
July 2012	1,122,018	$21,627,024	$19.28	228,500	$4,652,900	$20.36
August 2012	25,000	$450,000	$18.00	109,000	$2,149,600	$19.72
September 2012	1,402,592	$27,236,656	$19.42	183,400	$3,698,700	$20.17
October 1, 2012 – October 15, 2012	—	n/a	n/a	5,850	$94,127	$16.09

41.	When you determine the estimated IPO price, please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once the Company’s proposed IPO price is available, the Company will revise the Registration Statement to disclose the significant factors contributing to any difference between the fair value as of the date of each grant and the estimated IPO price.

Securities and Exchange Commission

August 21, 2013

Business, page 85

Overview, page 85

Platform Partners, page 85

42.	Please revise to explain what it means for a website or an application to have “integrated with Twitter.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 97 to address the Staff’s comment.

Advertisers, page 86

43.	Please revise this section to discuss customer mix. For example, discuss the extent to which your advertisers are agencies or other intermediaries.

The Company respectfully advises the Staff that, for operational purposes, it does not regularly monitor the extent to which its advertisers purchase the Company’s advertising services through agencies or other intermediaries. The Company supplementally advises the Staff that it does not have any significant customer concentration and that its contracts with its customers are neither long-term nor exclusive in nature. Accordingly, the Company is not substantially reliant on any one customer, including any advertising agency or other intermediary. In the event that an advertising agency or other intermediary discontinued its relationship with the Company, the advertisers represented by such advertising agency or other intermediary could purchase the Company’s advertising services through another advertising agency or directly from the Company. In fact, several of the Company’s current advertisers currently purchase advertising services through the Company’s direct sales force, the Company’s self serve advertising platform and through advertising agencies.

Our Value Proposition to Users, page 88

Discovering Unique and Relevant Content, page 88

44.	Please revise to discuss what “other discovery features” are available to users.

The Company respectfully advises the Staff that it has revised the disclosure on page 94 to address the Staff’s comment.

Breaking News and Engaging in Live Events, page 89

45.	Please revise to explain how Twitter is the “social soundtrack to life in the moment.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 95 to address the Staff’s comment.

Securities and Exchange Commission

August 21, 2013

Building with Twitter Content, page 90

46.	Please revise to expand on the examples provided to better illustrate how developers incorporate Twitter content and use Twitter tools to build a broad range of applications.

The Company respectfully advises the Staff that it has revised the disclosure on pages 97 and 98 to address the Staff’s comment.

Twitter Amplify, page 91

47.	Please revise to provide an example that illustrates how this new product operates.

The Company respectfully advises the Staff that it has revised the disclosure on page 99 to address the Staff’s comment.

Growth Strategy, page 92

Targeting, page 93

48.	Please revise to explain how keyword targeting is different from the “hashtag” feature of your platform. Additionally, explain how you enable advertisers to directly engage with people on Twitter who have been exposed to their ads on television.

The Company respectfully advises the Staff that it has revised the disclosure on pages 101 and 105 to address the Staff’s comment. The Company supplementally advises the Staff that keyword targeting is a feature of its advertising services that allows advertisers to direct advertisements to users based on the words in their recent Tweets and Tweets with which users engage, including words that have been marked with a hashtag. Hashtags allow users to mark Tweets as relating to a topic.

Opening Our Platform to Additional Advertisers, page 93

49.	Please expand this section to discuss how the launch of the self-serve advertising platform will assist in gaining advertising revenue in international markets. Further, discuss the advantages, if any, of this platform over your other international advertising channels.

The Company respectfully advises the Staff that it has revised the disclosure on page 101 to address the Staff’s comment.

Our Products and Services, page 93

Products for Users, page 93

50.	Please revise this section to provide a brief overview of the terms and conditions agreed to when a new user creates an account.

The Company respectfully advises the Staff that it has revised the disclosure on pages 103 and 104 to address the Staff’s comment.

Securities and Exchange Commission

August 21, 2013

Notifications, page 95

51.	Please revise to define a “mobile push notification.”

The Company respectfully advises the Staff that it has revised the disclosure on page 103 to address the Staff’s comment.

Vine, page 95

52.	Please revise to discuss whether you currently place, or plan to offer, advertisements on your Vine and #Music applications.

The Company respectfully advises the Staff that it has revised the disclosure on page 103 to address the Staff’s comment.

Competition, page 97

53.	Please explain to us why you consider Sina Weibo a competitor since it appears that you are not permitted to operate in China.

The Company respectfully advises the Staff that there are a number of reasons it considers Sina Weibo a competitor even though the Company is not permitted to operate in China.

Sina Weibo attempts to offer products and services that are somewhat similar to those offered by the Company, and Sina Weibo has started to offer its products and services outside of China and may continue such expansion outside of China. As such, outside of China, the Company has started to compete directly with Sina Weibo, and expects this competition to continue to grow in the future.

In addition, Sina Weibo has grown rapidly in China, and has a significant user base and a substantial amount of content on its platform. The Company operates a global platform, and if content is available on Sina Weibo and it cannot be accessed on the Company’s platform, it may reduce the Company’s ability to attract users to its platform.

Further, the Company may eventually be permitted to operate in China. If the Company were ultimately able to operate in China, it would face significant challenges in gaining users in China because Sina Weibo would already be an established and entrenched competitor.

As such, the Company believes it is appropriate to list Sina Weibo as a competitor in the Registration Statement.

Securities and Exchange Commission

August 21, 2013

54.	Please expand this disclosure to discuss the competitive effect of users, including companies and advertisers, advertising for free over Twitter.

The Company respectfully advises the Staff that, as noted in the Company’s response to Comment #22, it does not currently track non-paid advertising through user accounts and is not able to measure the proportion of Twitter advertisers that use Twitter for free (like any other user) to advertise their products and services compared to advertisers using the Company’s Promoted Products. The Company respectfully advises the Staff that it previously included disclosure on page 16 addressing the risk that advertisers may choose to advertise for free on Twitter instead of purchasing the Company’s Promoted Products, and has revised the disclosure on page 63 to clarify that advertisers may chose to advertise for free on Twitter through their user accounts. The Company believes that including such disclosure on pages 16 and 63 is appropriate because the Company acknowledges that users advertising for free on Twitter rather than purchasing its advertising services may adversely impact its business and operating results, but does not believe that such behavior has a competitive effect on the Company.

Technology, Research and Development, page 98

Twitter’s Scale, page 98

55.	In this section you state that you “deliver more than 200 billion Tweets per day” to your users. In your Prospectus Summary, you state that your users create approximately 500 million Tweets every day and that, since the first Tweet, users have created over 300 billion Tweets. Please revise your disclosure to reconcile these numbers.

The Company respectfully advises the Staff that it has revised the disclosure on page 106 to address the Staff’s comment.

Government Regulation, page 100

56.	Please revise to describe the types of “incidents” that gave rise to the FTC investigation.

The Company respectfully advises the Staff that it has revised the disclosure on page 108 to address the Staff’s comment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

57.	Refer to your description of the types of user engagement with advertisements on pages 91 and 96. Please expand the revenue recognition policy for pay-for-performance advertising products to explain in greater detail what types of user engagement results in advertising revenue. See ASC 235-10-50-3 for guidance.

The Company respectfully advises the Staff that it believes that its revenue recognition policy for pay-for-performance advertising products is consistent with the description of the types of engagement

Securities and Exchange Commission

August 21, 2013

with advertisements described on pages 99 and 105. The types of ad engagements that result in advertising revenue, such as expanding, retweeting, favoriting or replying to a Promoted Tweet or following the account that tweets a Promoted Tweet, or following a Promoted Account, are disclosed in the Company’s revenue recognition policy that is included in the Registration Statement. For further clarification, a user can engage with a Promoted Tweet or Promoted Account that is targeted to a user or a Promoted Tweet that includes certain content, such as videos. The Company respectfully advises the Staff that it has revised the disclosure on page F-11 in response to the Staff’s comment in order to clarify that users engage with Promoted Tweets and Promoted Accounts by clicking on them, and that ad engagement is measured by a click on a pay-for-performance advertising product.

58.	Please revise to explain in greater detail the methodology used by your customers in the auction process to determine pricing.

The Company respectfully advises the Staff that advertisers set their bid prices in the Company’s auction based upon the price that advertisers are willing to pay, which the Company believes is based on a variety of factors, which factors vary depending upon the individual advertiser, including the advertisers’ goals, the intended audience for the advertisers’ message and the advertisers’ strategy in optimizing its advertising spend. The Company supplementally advises the Staff that it allows advertisers to set a total budget for an advertising campaign, as well as a daily maximum budget and a maximum amount per engagement in the Company’s auction. Twitter also provides a limited amount of suggested bid guidance to advertisers so that the daily budget set by the advertisers can be utilized effectively in that period, similar to other Internet companies that offer advertising services. Accordingly, the Company does not believe that disclosure of additional information regarding the methodology used by advertisers in the auction process is material information for investors, nor can the Company represent with certainty what methodologies are employed by advertisers in the auction process since each advertiser may use different methodologies that are not shared with the Company.

59.	Please expand your revenue recognition accounting policy to address your accounting for sales involving resellers, if material.

The Company supplementally advises the Staff that sales involving outside sales agents, which the Company refers to as resellers, represent less than five percent of the Company’s total revenue for each period presented in the Registration Statement. Accordingly, the Company does not believe that sales involving resellers were material such that they should be addressed in the Company’s revenue recognition accounting policy. To the extent that sales involving resellers become material in the future, the Company will include disclosure in its revenue recognition accounting policy to address sales involving resellers.

60.	Please expand your revenue recognition accounting policy to explain the methodology used to determine BESPs, including how you establish the selling price for auction-based advertisements.

The Company respectfully advises the Staff that it has revised the disclosure on page F-12 to address the Staff’s comment.

Securities and Exchange Commission

August 21, 2013

Accounts Receivable, Net, page F-15

61.	Please tell us how you account for fraudulent clicks discovered on your pay-for-performance products.

The Company respectfully advises the Staff that it undertakes a rigorous process to address fraudulent clicks that are discovered on its pay-for-performance advertising products.

The Company has a proprietary and robust click-fraud analysis system. The click-fraud analysis system analyzes each click on a pay-for-performance advertising product and removes all clicks which the Company believes or suspects could be a fraudulent click. The Company also undertakes a review of accounts that are known or suspected to be fraudulent accounts or spam accounts, and removes clicks on pay-for-performance advertising products that are generated from such accounts. As such, the Company’s processes are designed to prevent fraudulent clicks from being billed through to advertisers using its pay-for-performance advertising products.

The Company has never received a claim from, or had a dispute with, an advertiser that was based on a claim that the advertiser had been billed for fraudulent clicks.

Note 3 – Acquisitions, page F-18

62.	We note that you allocated between 11% and 22% to developed technology for acquisitions in 2012 and 2013. Please tell us how you determined the amount of purchase price allocated to developed technology and provide us with an analysis of the methodology used to allocate purchase price to each type of identifiable intangible asset.

The Company respectfully advises the Staff that in determining the amount of purchase price allocated to developed technology, the Company considered and evaluated the applicability of three valuation approaches consistent with ASC 820: the income approach, the market approach and the cost approach. As disclosed in the Registration Statement, after the Company considered all potential identifiable intangible assets, the Company did not allocate material amounts to identifiable intangible assets other than acquired developed technologies in its past business combinations. Each of the Company’s acquisitions in 2012 and 2013 involved businesses that were smaller in size, and did not always have enough history to support a reasonable estimate of future cash flows. In addition, each of the acquired businesses offered unique skills and technologies and, therefore, there were no observed transactions for comparable acquired developed technologies. Accordingly, the Company determined that neither the income approach nor the market approach was relevant, and, consistent with a market participant approach that would weigh a “make” versus “buy” decision when considering the acquisition of a particular incremental technology, applied the cost approach in determining the amount of purchase price allocated to developed technology. The cost approach uses the concept of reproduction cost as an indicator of fair value. The premise of the cost approach is that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced with a new one. Reproduction cost refers to the cost incurred to reproduce the asset using the exact same specifications. In order to apply the cost method to determine the fair value of each acquired developed technology, the Company considers the following: (i) the estimated development hours or equivalent of person months required to reproduce the technology, (ii) the related labor cost and (iii) an expected market participant profit margin.

Securities and Exchange Commission

August 21, 2013

Note 12 – Common Stock and Stockholders’ Deficit, page F-34

63.	Refer to the disclosure of the tender offer on page F-38. We note that in 2011, some of your stockholders offered to purchase shares from other stockholders in a tender offer. Please disclose the reasons why the Series G convertible preferred stock investors paid in excess of the fair value of the common and preferred shares tendered.

The Company respectfully advises the Staff that it has revised the disclosure on page F-39 to address the Staff’s comment.

Note 13 – Income Taxes, page F-39

64.	We note that you have provided a full valuation allowance for your U.S. deferred tax assets and have significant deferred tax assets outside of the U.S. Please tell us whether your foreign operations are subject to tax rates that are materially different from your current 35% statutory rate. Also, tell us whether you have structured your foreign operations to take advantage of rates in any particular country.

The Company respectfully advises the Staff that the disclosure in Note 13 on page F-42 specifies that the Company has established a full valuation allowance against its U.S. deferred tax assets, except to the extent offset by liabilities from uncertain tax positions. As of December 31, 2012, after accounting for the valuation allowance, the Company had a total of $12.2 million of deferred tax assets, of which $12.1 million reflects U.S. deferred tax assets and $0.1 million represented non-U.S. deferred tax assets. Additionally, as of December 31, 2012, the Company had $12.1 million of liabilities from unrecognized tax benefits, as disclosed on page F-43. The Company respectfully advises the Staff that, as disclosed in the Registration Statement, the Company is in the process of expanding its business and operations internationally. In structuring its foreign operations, the Company takes into account several factors, including the size of the Company’s user base in a particular country, the potential for growth in such country, the laws, regulations and political environment of the country, the availability of a talented and well-educated workforce, the cost of doing business and the applicable tax rates. The Company supplementally advises the Staff that it conducts business in several countries with effective tax rates that are lower than the U.S. federal tax rate. As disclosed in Note 13 on page F-43, Ireland is the only material foreign jurisdiction. Ireland has a statutory tax rate of 12.5%. In addition, the Company supplementally advises the Staff that the impact of international operations on the Company’s effective tax rate in 2012 was 12.7%, as disclosed in the rate reconciliation presented in Note 13 on page F-41.

Securities and Exchange Commission

August 21, 2013

65.	Please expand the disclosure of change in tax positions of (14.6)% to provide greater detail of the amount and nature of the changes. Refer to ASC 740-10-50-12.

The Company supplementally advises the Staff that the change in tax position of (14.6)% relates to the changes in the Company’s liability of $18.6 million for uncertain tax positions related to federal taxes, which is included in the total change in tax position of $24.9 million during 2011 under “Additions related to current year tax positions.” The Company respectfully advises the Staff that it believes that Note 13 on page F-43 of the Registration Statement contains the disclosure of unrecognized tax benefits required by ASC 740-10-50-12, which is set forth below:

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Balance at the beginning of the year	$394	$1,275	$25,845
Reductions related to prior year tax positions	—	(344)	(3,612)
Additions related to current year tax positions	881	24,914	1,119

Balance at the end of the year	$1,275	$25,845	$23,352

Note 16 – Commitments and Contingencies, page F-43

Indemnification, page F-44

66.	Please expand the fifth sentence to include arrangements with your customers, partners, suppliers and vendors.

The Company respectfully advises the Staff that it has revised the disclosure on page F-45 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Securities and Exchange Commission

August 21, 2013

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Rezwan D. Pavri Rezwan D. Pavri

cc:	Richard Costolo, Twitter, Inc.

Mike Gupta, Twitter, Inc.

Alexander Macgillivray, Twitter, Inc.

Vijaya Gadde, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP